BB 3/2 *

[redacted]

SECU 10028123 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2010

Washington, DC

SEC FILE NUMBER
~~8-53212~~ 8-43912

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities North America Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

9 West 57th Street
(No. and street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmond Kenneally **212-698-3309**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

NATIXIS SECURITIES NORTH AMERICA INC.
(SEC I.D. No. 8-43912)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Natixis Securities North America Inc.

We have audited the accompanying statement of financial condition of Natixis Securities North America Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Securities North America Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

Natixis Securities North America Inc.
Statement of Financial Condition
December 31, 2009
(In thousands of U.S. dollars, except share data)

Assets	
Cash and cash equivalents	$ 225,896
Securities purchased under agreements to resell	5,802,334
Securities borrowed	4,766,112
Due from foreign affiliates	6,167
Accrued interest receivable	1,592
Due from clearing corporations	7,214
Other assets	1,440
Total assets	$ 10,810,755
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 5,778,064
Securities loaned	4,636,562
Due to affiliates, net	158,439
Accrued interest payable	4,234
Total liabilities	10,577,299
Liabilities subordinated to claims of general creditors	150,000
Stockholder's equity	
Common stock, $1.00 par value, 10,000 shares authorized, 850 shares issued and outstanding	1
Additional paid-in capital	10,862
Retained earnings	72,593
Total stockholder's equity	83,456
Total liabilities and stockholder's equity	$ 10,810,755

The accompanying notes are an integral part of this statement of financial condition.

1. Business and Organization

Natixis Securities North America Inc. (the "Company"), a New York corporation, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant licensed with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940. The Company participates in private placement and advisory activities and engages in proprietary matched book transactions using securities sold under agreements to repurchase and securities purchased under agreements to resell, which are collateralized by U.S. government and agency securities, and equity financing transactions. The Company also acts as an investment advisor to both related and unrelated parties. Since the Company's inception, it has not conducted any commodities activities. The Company is a wholly-owned subsidiary of Natixis North America Inc. ("NNA").

NNA is a wholly-owned subsidiary of Natixis S.A. ("Natixis Paris"), an entity incorporated in Paris, France. Natixis Paris was jointly owned by Groupe Banque Populaire ("GBP") and Caisse Nationale des Caisses d'Epargne ("CNCE"). Effective July 31, 2009, GBP and CNCE merged to create Group BPCE. As a result of the foregoing merger, Natixis Paris became a majority owned subsidiary of Group BPCE. NNA, along with other affiliates, comprise Natixis Paris corporate and investment banking activities in the United States.

2. Summary of Significant Accounting Policies

Basis of financial information
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition is stated in U.S. dollars.

Use of estimates
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned and securities sold but not yet purchased.

Cash and cash equivalents
The Company considers all highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Securities purchased under agreements to resell and amounts placed with affiliates, are not considered cash and cash equivalents. At December 31, 2009, all cash balances were held at U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")
Repurchase agreements and reverse repurchase agreements collateralized by U.S. government and agency securities are recorded as financing transactions and are carried at the contract value as specified in the respective agreements. Accrued interest on these transactions is recorded within accrued interest receivable or payable on the statement of financial condition. The Company

executes its repurchase agreements and reverse repurchase agreements with members of Fixed Income Clearing Corporation ("FICC"). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company, through FICC, manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts. Any difference is collected from or paid to each counterparty.

Securities owned and securities sold, but not yet purchased
The purchases and sales of securities owned and securities sold but not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations. At December 31, 2009, the Company had no securities owned or securities sold, but not yet purchased.

Fair value of financial instruments
The Company assesses the fair value of its financial instruments as described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

Concentrations of credit risk
The Company clears fixed income securities transactions through the Government Securities Division of FICC, who then becomes the legal counterparty to the transaction. The fixed income transactions are then cleared through a major U.S. bank. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

Securities borrowed and securities loaned
Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or excess collateral retrieved, as applicable. Accrued interest on these transactions is recorded within accrued interest receivable or payable in the statement of financial condition.

Short term deposits and borrowings
Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

Income taxes
Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA. Amounts receivable or payable with NNA related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information. Interest and penalties, to the extent it is deemed probable that they would be asserted, are accrued and included in the unrecognized tax benefits.

3. Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC")

In July 2009, the FASB launched the FASB Accounting Standards Codification (the "Codification" or ASC 105) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption did not have a material effect on the Company's statement of financial condition.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("ASC 860")

In February 2008, the FASB amended accounting principles related to transfers of financial assets and repurchase financing transactions which are now codified in ASC 860. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered

into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. The Company adopted these amended accounting principles for new transactions entered into after December 2008. The adoption of these amended accounting principles did not have a material effect on the Company's statement of financial condition.

Accounting for Uncertainty in Income Taxes ("ASC 740")

In December 2008, the FASB amended accounting principles for certain non-public companies which delayed the implementation of accounting principles related to the accounting for uncertain income tax positions until fiscal years beginning after December 15, 2008. Specifically, these accounting principles, which are now codified in ASC 740, require management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The adoption of these amended accounting principles did not have a material effect on the Company's statement of financial condition.

Determining Fair Value when the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("ASC 820")

In April 2009, the FASB amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended accounting principles, which are now codified in ASC 820, list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. Since the Company's fair value methodologies were consistent with these amended accounting principles, their adoption did not have a material effect on the Company's statement of financial condition.

Subsequent Events ("ASC 855")

In May 2009, as amended in February 2010, the FASB amended accounting principles related to subsequent events, which clarify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles, which are now codified in ASC 855, do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) and for certain filers do not require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not have a material effect on the Company's statement of financial condition.

Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value*. ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. ASU No. 2009-05 is effective for financial statements issued for the first reporting period beginning after issuance of the ASU and was adopted by the Company as of December 31, 2009. The adoption of ASU No. 2009-05 did not have a material effect on the Company's statement of financial condition.

4. Due from Clearing Corporations

As of December 31, 2009, amounts due from clearing corporations consist of the following:

	(In thousands of U.S. dollars)
Deposits	$ 5,000
Margin account	2,214
	$ 7,214

5. Cash and Cash Equivalents

At December 31, 2009, cash and cash equivalents include approximately $206.0 million of commercial paper maturing between January 4 and February 1, 2010.

6. Related Party Transactions

In conjunction with a formal netting arrangement between the Company and other subsidiaries of NNA, the Company settles all receivables and payables including amounts related to current taxes on a net basis. At December 31, 2009, included in due to affiliates, net, the Company recorded a receivable from Natixis Financial Products Inc. ("Natixis FP") of $283.8 million and a payable to NNA of $8.8 million. The payable to NNA represents the amount due for current taxes.

The Company enters into short term deposit and borrowing transactions with Natixis FP which are recorded net in the statement of financial condition. At December 31, 2009, the Company had net overnight borrowings of $432.2 million with Natixis FP at interest rates below 1%. Such borrowings are recorded within due to affiliates, net, in the statement of financial condition.

At December 31, 2009, the Company had an outstanding subordinated loan and an unfunded revolving subordinated loan commitment from related parties as follows:

Instrument	Legal Entity	Amount (in millions of U.S. dollars)	Interest rate / Commitment fee	Maturity
Subordinated Loan	NNA	$150.0	3 month LIBOR + 325 bps	12/31/2014
Unfunded Subordinated Loan Commitment	Natixis Commercial Paper Corp. ("Natixis CP")	$200.0	1%	12/31/2014

Amounts funded under the subordinated loan commitment will accrue interest at 3 month LIBOR + 325 bps. The Company estimates that the fair value of its funded and unfunded subordinated loans approximates their carrying value.

As of December 31, 2009, accrued interest on the subordinated loan was $1.2 million and is included in due to affiliates, net, in the accompanying statement of financial condition.

The Company and Natixis Paris entered into a guarantee agreement whereby all of the Company's payment obligations arising from its equity financing and securities lending activities are fully guaranteed by Natixis Paris.

The Company enters into securities borrowed or securities loaned transactions with affiliates. The following table summarizes the amounts outstanding between the Company and affiliates at December 31, 2009:

Affiliate	(In thousands of U.S. dollars) Securities borrowed	Securities loaned
Natixis Derivatives Inc.	$ -	$ 101,186
Natixis FP	618,566	2,800,124
Natixis Bleichroeder LLC	-	3,450
Natixis Paris	-	104,696
	$ 618,566	$ 3,009,456

The Company earned investment management fees from Califano Investments Limited ("CIL"), an indirect wholly-owned subsidiary of Natixis Paris. The Company recorded a receivable from CIL of $2.3 million for the unpaid investment management fees at December 31, 2009, which is included in due from foreign affiliates in the statement of financial condition. Such amount is not subject to the netting arrangement described above.

The Company earns investment management fees on equity transactions from Natixis Paris in connection with certain investment management and advisory services. The Company recorded a receivable from Natixis Paris of $3.9 million in due from foreign affiliates at December 31, 2009 in connection with unpaid amounts owed for the foregoing services.

During 2009, the Company entered into various reverse repurchase and repurchase transactions with Natixis FP. The outstanding amount as of December 31, 2009 totaled $0.8 billion and $1.5

billion, respectively, with weighted average interest rates below 1%. These amounts are included in securities purchased under agreements to resell and securities sold under agreement to repurchase, respectively, in the statement of financial condition.

The Company is charged by NNA for a range of support services including credit support, human resources, management, accounting, operations, information systems, office space, legal and other support services. Certain support services are also provided to NNA and its subsidiaries by other affiliates who charge NNA for the services. NNA, in turn, allocates these costs to its subsidiaries.

7. Employee Benefit Plans and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company contributes a discretionary contribution of up to the maximum amount permitted by the Internal Revenue Code. The matching portion vests in equal amounts over a three-year period.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive ("LTI") plans sponsored by NNA. These plans provide for grants of units, the value of which is derived in accordance with the LTI plan documents. The cost of these LTI plans are accrued by the Company over the vesting periods of the units.

8. Regulatory Requirements

The Company is subject to the net capital rules of the SEC and CFTC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is $500,000. At December 31, 2009, the Company had net capital, as defined of $215.0 million which was $214.5 million in excess of regulatory requirements.

The revolving subordinated agreements discussed in Note 6 allow the Company to increase its regulatory capital position at its discretion.

The subordinated loans, including amounts drawn under the revolving subordinated loan commitment, qualify as equity capital for regulatory purposes and may only be paid if the Company is in compliance with the various terms of the SEC's Uniform Net Capital Rule and with the pre-approval of FINRA.

The Company is in compliance with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2009.

9. Income Taxes

The adoption of *Accounting for Uncertainty in Income Taxes* in accordance with ASC 740 as of January 1, 2009 did not result in any change to the Company's liability of uncertain tax positions as of that date. At December 31, 2009, the Company had no accrued interest or penalties related to unrecognized tax benefits in the statement of financial condition.

The Company's federal, state and local income tax returns as part of the NNA group are routinely subject to examination from various governmental taxing authorities. The Company's federal income tax returns for years after 2003 may still be examined by the Internal Revenue Service. Currently, the Internal Revenue Service is conducting an examination for years 2005 through 2007. New York State income tax examinations are underway for years 2005 through 2007. The Company's New York City income tax returns for years after 2006 may still be examined. It is not possible to estimate when those examinations currently underway may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2009.

10. Collateral Arrangements

The Company has received collateral in connection with reverse repurchase and securities borrowed agreements with a fair value of $10.6 billion as of December 31, 2009 which it can sell or re-pledge. This collateral is not reflected on the statement of financial condition as the Company does not own it and re-pledges the collateral only in connection with the repurchase and securities loaned transactions. Substantially all of the collateral has been re-pledged to an affiliate and external counterparties as of December 31, 2009.

11. Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various equity securities and fixed income transactions with counterparties. These activities may expose the Company to off-balance sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

As of December 31, 2009, the Company has entered into forward starting reverse repurchase agreements of $1.8 billion to be collateralized by U.S. government and agency securities, with effective start dates subsequent to year end. These transactions are not reflected on the statement of financial condition until settlement date.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2009.

****

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Natixis Securities North America Inc.
9 West 57th Street
New York, NY, 10019

In planning and performing our audit of the financial statements of Natixis Securities North America Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis..

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC
Mail Processing
Section

MAR 01 2010

Washington, DC
105

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Natixis Securities North America, Inc.
9 West 57th Street
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Natixis Securities North America, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting that the total revenue amount reported in Form SIPC-7T was $7.3 million greater than the total revenue amount in the audited Form X-17A-5. Management has represented to us that the difference primarily relates to interest revenue and expense on intercompany loans and deposits that are reported gross in the FOCUS.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043912 FINRA DEC
NATIXIS SECURITIES NORTH AMERICA INC 6*6
ATTN LOUIS PINTO
9 W 57TH ST 36TH FL
NEW YORK NY 10019-2701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Desmond Kenneally (212) 698-3309

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 12,294

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (13,169)

1/09, 8/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (875)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (875)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ Ø

H. Overpayment carried forward $(875)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Natixis Securities North America Inc.
(Name of Corporation, Partnership or other organization)

Desmond Kenneally
(Authorized Signature)

Director - Regulatory Reporting
(Title)

Dated the 25th day of Feb., 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 58,344,301

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ — 6,604,822

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 46,821,757

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ –

Enter the greater of line (i) or (ii) — 46,821,757

Total deductions — 53,426,579

2d. SIPC Net Operating Revenues — $ 4,917,722

2e. General Assessment @ .0025 — $ 12,294
(to page 1 but not less than $150 minimum)